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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 12)

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
an indirect wholly owned subsidiary of
 BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Alberto Luzarraga, Jr., Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,115,507,674.00	$547,359.32

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.00, the per share tender offer price, by 134,618,623 the sum of (i) the 123,758,521 outstanding shares of Common Stock as of February 28, 2006 (according to the Annual Report on Form 10-K for the period ended December 31, 2005 filed by Engelhard Corporation), and (ii) the 10,860,102 shares of Common Stock subject to outstanding options and stock units as of December 31, 2005 (according to the Annual Report on Form 10-K for the period ended December 31, 2005 filed by Engelhard Corporation).

**
Calculated as 0.0107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 12 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006, as amended by Amendments No. 1 through 11 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 and as subsequently amended (the "Offer to Purchase"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

        The price per Share to be paid pursuant to the Offer has been increased from $37.00 to $38.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients, to the offer price of $37.00 per Share are hereby amended and restated to refer to $38.00 per Share.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented as follows:

        The Introduction section of the Offer to Purchase is hereby amended and supplemented as follows:

        The following passages are deleted from the eighth paragraph of the Introduction section of the Offer to Purchase:

        "(the "Annual Meeting")"; and

        "(the "Annual Meeting Nominees")"

        The following passage is added to the end of the eighth paragraph of the Introduction section of the Offer to Purchase:

  "On April 26, 2006 the Company rejected Parent's offer of a negotiated transaction, and instead announced that the Board had approved a recapitalization plan (the "Leveraged Recapitalization and 20% Share Buyback") consisting of a self-tender offer for 26 million Shares (representing approximately 20% of the Company's outstanding Shares including exercisable options) at a price of $45.00 per Share in cash, which would be financed by the incurrence of $1.2 billion of additional indebtedness. In connection with the Leveraged Recapitalization and 20% Share Buyback, the Company announced its intention to expand the size of the Board from six to nine directors, effective at the Company's 2006 Annual Meeting of Stockholders to be held on June 2, 2006 (the "Annual Meeting"), thereby allowing five of nine directors to be elected at the Annual Meeting. On May 1, 2006, Parent nominated Mr. Arthur M. de Graffenried III, Mr. William T. Vinson and Mr. Stanford S. Warshawsky for election to fill the newly created vacancies, in addition to Mr. Julian A. Brodsky and Mr. John C. Linehan (together with Mr. de Graffenried, Mr. Vinson and Mr. Warshawsky, the "Annual Meeting Nominees") that Parent nominated on January 27, 2006 to replace the two existing Class I directors, whose term expires at the Annual Meeting. As a result of the expansion of the Board, the five directors elected at the Annual Meeting will constitute a majority of the Board.

  The Company has stated that its Leveraged Recapitalization and 20% Share Buyback will expire after the Annual Meeting, and that a newly elected majority of directors will have the ability to terminate the Company's Leveraged Recapitalization and 20% Share Buyback. Thus, the Company has positioned the Annual Meeting as an opportunity for the Company's stockholders to choose between Parent's $38.00 all-cash Offer for 100% of the Shares and the Company's Leveraged Recapitalization and 20% Share Buyback. Therefore, if the stockholders elect Parent's Annual Meeting Nominees to the Board, they will be showing their support for the termination of the Leveraged Recapitalization and 20% Share Buyback and the facilitation of the Offer. If the Company's stockholders do not vote in favor of Parent's Annual Meeting Nominees, Parent will allow the Offer to expire on June 5, 2006. If Parent determines that it would be advisable to ensure that the Company's stockholders have the unfettered opportunity to choose between Parent's Offer and the Company's Leveraged Recapitalization and 20% Share Buyback on a timely basis, Parent may also conduct a consent solicitation to adopt the Stockholder Consent Resolutions."

        Section 1—Terms of the Offer; Expiration Date—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following is hereby added to the end of the first paragraph of Section 1 of the Offer to Purchase:

  "On May 1, 2006, Parent and Purchaser announced that they had extended the Expiration Date of the Offer to 5:00 p.m., New York City time, on Monday, June 5, 2006. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, April 28, 2006. As of 5:00 p.m., New York City time, on April 28, 2006, a total of 654,238 Shares had been tendered and not withdrawn from the Offer. On May 1, 2006 Parent and Purchaser also announced that the price per Share to be paid pursuant to the Offer had been increased from $37.00 to $38.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest."

        The press release issued by Parent is attached hereto as Exhibit (a)(28).

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule TO is hereby amended and supplemented as follows:

        Section 10—Background of the Offer; Contacts with the Company—of the Offer to Purchase is hereby amended and supplemented as follows:

        The last paragraph of Section 10 of the Offer to Purchase is hereby amended and restated as follows:

          "On March 29, 2006, representatives and advisors of Parent attended a presentation by the management of the Company. Following that presentation, representatives and advisors of both Parent and the Company have had a number of meetings and telephone conferences to discuss diligence issues and the status of Parent's diligence review. On April 11, 2006, the Company's financial advisor sent a letter to Parent requesting the submission of a firm offer no later than April 19, 2006. The Company's financial advisor subsequently confirmed that the requested firm offer means Parent's final offer. On April 14, 2006, Dr. Hambrecht and Mr. Perry met and discussed the results of Parent's due diligence review."

        The following paragraphs are hereby added immediately following the last paragraph of Section 10 of the Offer to Purchase:

          "On April 19, 2006, Parent submitted to the Company a firm offer to increase the price of the Offer to $38.00 per Share, accompanied by draft merger agreement that Parent was prepared to execute. Following Parent's submission of its firm offer, there were brief conversations between the

  Parent's and the Company's financial advisors; however, there were no direct discussions or correspondence between the Company and Parent, and the Company did not respond to Parent's firm offer.

          On April 26, 2006, the Company publicly announced that the Board had (a) rejected Parent's firm offer of $38.00 per Share, (b) approved its Leveraged Recapitalization and 20% Share Buyback, consisting of a self-tender offer for 26 million Shares (representing approximately 20% of the Company's outstanding Shares including exercisable options) at a price of $45.00 per Share in cash, which would be financed by the incurrence of $1.2 billion of additional indebtedness, and (c) announced its intention to expand the size of the Board from six to nine directors, effective at the Annual Meeting, thereby allowing five of nine directors to be elected at the Annual Meeting. As a result of the expansion of the Board, the five directors elected at the Annual Meeting will constitute a majority of the Board. The Company has stated that its Leveraged Recapitalization and 20% Share Buyback will expire after the Annual Meeting, and that a newly elected majority of directors will be able to terminate the Leveraged Recapitalization and 20% Share Buyback. Thus, the Company has positioned the Annual Meeting as an opportunity for the Company's stockholders to choose between Parent's $38.00 all-cash Offer for 100% of the Shares and the Company's Leveraged Recapitalization and 20% Share Buyback. Therefore, if the Annual Meeting Nominees are elected to the Board, they will receive a mandate to terminate the Leveraged Recapitalization and 20% Share Buyback and facilitate the consummation of the Offer. If the stockholders do not vote in favor of Parent's Annual Meeting Nominees, Parent will allow the Offer to expire on June 5, 2006."

Item 6. Purposes of the Transaction and Plans or Proposals.

        Item 6 of the Schedule TO is hereby amended and supplemented as follows:

        Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger-of the Offer to Purchase is hereby amended and restated as follows:

        The tenth paragraph of Section 11 of the Offer to Purchase is hereby amended and restated as follows:

        The following passage is added to the end of the tenth paragraph of Section 11 of the Offer to Purchase:

  "On April 26, 2006 the Company rejected Parent's offer of a negotiated transaction, and instead announced that the Board had approved the Leveraged Recapitalization and 20% Share Buyback. In connection with the Leveraged Recapitalization and 20% Share Buyback, the Company announced its intention to expand the size of the Board from six to nine directors, effective at the Annual Meeting. Parent intends to solicit proxies to elect the Annual Meeting Nominees at the Annual Meeting. If the stockholders elect the Annual Meeting Nominees to the Board, they will be showing their support for the termination of the Leveraged Recapitalization and 20% Share Buyback and the facilitation of the Offer. If the Company's stockholders do not vote in favor of Parent's Annual Meeting Nominees, Parent will allow the Offer to expire on June 5, 2006. If Parent determines that it would be advisable to ensure that the Company's stockholders have the unfettered opportunity to choose between Parent's $38.00 all-cash Offer for 100% of the Shares and the Company's Leveraged Recapitalization and 20% Share Buyback on a timely basis, Parent may also conduct a consent solicitation to adopt the Stockholder Consent Resolutions."

Item 7. Source and Amount of Funds or Other Consideration.

        Item 7 of the Schedule TO is hereby amended and supplemented as follows:

        Section 9—Financing of the Offer and the Merger—of the Offer to Purchase is hereby amended and restated as follows:

  "The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $5.1 billion. Parent will provide Purchaser with such funds from cash on hand or through the issuance of commercial paper. The Offer is not conditioned upon any financing arrangements."

Item 11. Additional Information.

        Section 15—Certain Legal and Regulatory Approvals—of the Offer to Purchase is hereby amended and supplemented as follows:

        The last sentence of the ninth paragraph of Section 15 of the Offer to Purchase is hereby amended and restated as follows:

  "All antitrust filings have been made and all clearances and approvals of the relevant Governmental Authorities in the aforementioned jurisdictions necessary for the consummation of the Offer and the Merger have been obtained. Thus, the condition described in Section 14(b) of the Offer to Purchase has been satisfied."

Item 12. Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press release issued by Parent on February 23, 2006.*

(a)(24)	Press release issued by Parent on March 6, 2006.*
(a)(25)	Press release issued by Parent on March 16, 2006.*
(a)(26)	Press release issued by Parent on April 17, 2006.*
(a)(27)	Press release issued by Parent on April 26, 2006.*
(a)(28)	Press release issued by Parent on May 1, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JÜRGEN HAMBRECHT Name: Dr. Jürgen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letterr of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.*
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.*
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.*
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.*
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.*
(a)(23)	Press release issued by Parent on February 23, 2006.*
(a)(24)	Press release issued by Parent on March 6, 2006.*
(a)(25)	Press release issued by Parent on March 16, 2006.*
(a)(26)	Press release issued by Parent on April 17, 2006.*
(a)(27)	Press release issued by Parent on April 26, 2006.*
(a)(28)	Press release issued by Parent on May 1, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

2

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CALCULATION OF FILING FEE
EXHIBIT INDEX